Exhibit 99.1

 Q2 2026 Update  August 4th, 2026

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.19  p.22

Executive Summary

Our business performed well in Q2, led by strength in Subscribers and profitability. Similar to last quarter, MAUs grew 12% Y/Y, with net additions of 16 million slightly below guidance for 17 million. Subscribers outperformed to reach 300 million during the quarter, reflecting 7 million net additions vs. guidance for 6 million. Revenue was in-line with guidance and grew at an accelerated 15% Y/Y on a constant currency* basis. Gross Margin of 33.4% exceeded guidance and expanded 193 bps Y/Y, while Operating Income of €655 million outperformed guidance due to Gross Margin strength and lower Social Charges. Social Charges were €9 million below forecast due to share price movement during the quarter. Free Cash Flow* reached €797 million in Q2, bringing LTM*** Free Cash Flow to €3.3 billion.

Overall, we view the business as well positioned to deliver improved growth and margins in 2026 as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q2 2025	Q1 2026	Q2 2026	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	696	761	777	12%	2%
Premium Subscribers	276	293	300	9%	2%
Ad-Supported MAUs	433	483	494	14%	2%
FINANCIALS (€M)					
Premium**	3,753	4,148	4,331	15%	4%
Ad-Supported**	440	385	446	1%	16%
Total Revenue	**4,193**	**4,533**	**4,777**	**14%**	**5%**
Gross Profit	1,320	1,495	1,596	21%	7%
Gross Margin	**31.5%**	**33.0%**	**33.4%**	**--**	**--**
Operating Income	**406**	**715**	**655**	**61%**	**-8%**
Operating Margin	9.7%	15.8%	13.7%	--	--
Net Cash Flows From Operating Activities	709	836	816	15%	-2%
Free Cash Flow*	**700**	**824**	**797**	**14%**	**-3%**

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.
*** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Reaching 300 million  Subscriber milestone alongside healthy MAU growth  Launched Reserved in the U.S., offering an artist's most dedicated fans exclusive early access to concert tickets  Introduced Personal Podcasts, enabling users to generate personalized AI-powered audio episodes, with a set number of monthly credits included in Premium and the option to purchase more  Announced new Audiobooks+ add-on tiers launching soon, followed by Family and Student plans later this year  Launched four new DJ languages: French, German, Italian and Brazilian Portuguese  Key Highlights  Accelerating revenue growth  with expanding profitability  Total Revenue of €4.8 billion accelerated to 14% Y/Y or 15% Y/Y on a constant currency* basis  Gross Margin finished at an all-time record high of 33.4% (up 193 bps Y/Y)  Operating Income finished at €655 million (13.7% margin)  Free Cash Flow* finished at €797 million  Powering the next generation of  music, podcast and audiobook engagement  Premium Subscribers grew 9% Y/Y to 300 million, reflecting 7 million net adds and Y/Y and Q/Q growth across all regions  MAUs grew 12% Y/Y to 777 million, reflecting 16 million net additions and Y/Y and Q/Q growth across all regions

 Results  Q2 2026 Actuals  Guidance  Total Revenue (€B)  In-Line  €4.8  €4.8  Gross Margin  Above  33.4%  33.1%  Operating Income (€M)*  Above  €655  €630  Key Highlights: Actuals vs. Guidance  Users  Results  Q2 2026 Actuals  Guidance  Monthly Active Users (M)  Below  777  778  Premium Subscribers (M)  Above  300  299  Financials  * Includes €1 million of Social Charges which were €9 million below forecast / guidance driven by share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

Financial Summary

USER, FINANCIAL & LIQUIDITY SUMMARY	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Y/Y	Y/Y FXN*
USERS (M)							
Total Monthly Active Users ("MAUs")	696	713	751	761	777	12%	--
Premium Subscribers	276	281	290	293	300	9%	--
Ad-Supported MAUs	433	446	476	483	494	14%	--
FINANCIALS (€M)							
Premium*	3,753	3,835	4,020	4,148	4,331	15%	16%
Ad-Supported*	440	437	511	385	446	1%	3%
Total Revenue	**4,193**	**4,272**	**4,531**	**4,533**	**4,777**	**14%**	**15%**
Gross Profit	1,320	1,351	1,499	1,495	1,596	21%	21%
Gross Margin	**31.5%**	**31.6%**	**33.1%**	**33.0%**	**33.4%**	**--**	**--**
Total Operating Expenses	**914**	**769**	**798**	**780**	**941**	**3%**	**4%**
Operating Income	**406**	**582**	**701**	**715**	**655**	**61%**	**59%**
Operating Margin	9.7%	13.6%	15.5%	15.8%	13.7%	--	--
FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)							
Net Cash Flows From Operating Activities	709	829	856	836	816	15%	--
Free Cash Flow**	**700**	**806**	**834**	**824**	**797**	**14%**	--
Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)	8.4	9.1	9.5	8.8	9.4	--	--

Spotify

* Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.

** Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Revenue  Profitability  Free Cash Flow & Liquidity  Gross Margin was 33.4% in Q2, up 193 bps Y/Y reflecting:  Premium gains driven by Revenue growth outpacing music costs net of marketplace programs, audiobooks costs and video podcast costs; and  Ad-Supported gains driven by favorable podcast and tax impacts, which more than offset music costs and Other Costs of Revenue  Operating Income was €655 million in Q2 and reflected the above, along with:  Growth in Operating Expenses driven by temporary investments in marketing and cloud/AI spend (excluding Social Charges)  Operating Expenses included €1 million in Social Charges on share-based compensation At the end of Q2, our workforce consisted of 7,302 full-time employees globally  Revenue of €4,777 million grew 14% Y/Y in Q2 (or 15% Y/Y constant currency*), reflecting:  Premium Revenue growth of 15% Y/Y (or 16% Y/Y constant currency*), driven by subscriber and ARPU gains; and  Ad-Supported Revenue growth of 1% Y/Y (or 3% Y/Y constant currency*)  Unfavorable currency movements slowed Total Revenue Y/Y growth by ~70 bps vs. guidance of ~80 bps  Free Cash Flow* was €797 million in Q2. Our liquidity and balance sheet remained strong, with €9.4 billion in cash and cash equivalents, restricted cash and short term investments.  Financial Summary  * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.

 Advertising business transformation continues  Ad-Supported Revenue* grew 1% Y/Y (or 3% Y/Y constant currency**). On a constant currency basis, music advertising performance was driven by growth in impressions sold, partially offset by softness in pricing.  Podcasting growth was led by sponsorship gains within our Owned & Licensed portfolio. Automated sales channels remained the largest contributors to overall advertising growth.  Revenue  Premium growth driven by Subscriber and ARPU gains  Premium Revenue* grew 15% Y/Y to €4,331 million (or 16% Y/Y constant currency**), reflecting 9% Y/Y Subscriber growth and Premium Average Revenue per User (ARPU) of €4.89, up 7% Y/Y (or 7.4% Y/Y constant currency**). Excluding the impact of FX, ARPU growth was driven by price increase benefits, partially offset by product/market mix.  * Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast.  ** Constant Currency (FXN) adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  *** Auction-Based Revenue includes biddable sales within the Spotify Ad Exchange and Spotify Ads Manager.

 Premium Gross Margin* was 34.9% in Q2, up 174 bps Y/Y. The Y/Y trend was driven by Revenue growth outpacing music costs net of marketplace programs, audiobooks costs and video podcast costs.  Gross Margin  Y/Y improvement driven by Premium and Ad-Supported gains  Gross Margin finished at 33.4% in Q2, up 193 bps Y/Y. The Y/Y trend was driven by improvement in both the Premium and  Ad-Supported segments.  Ad-Supported Gross Margin* was 19.1% in Q2, up 179 bps Y/Y. The Y/Y trend was driven by favorable podcast and tax impacts, which more than offset music costs and Other Costs of Revenue.  * Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast.

 Operating Expenses increased 3% Y/Y in Q2. Absent the effects of Y/Y movements in currency and Social Charges, the 19% Y/Y increase in Operating Expenses was primarily driven by an increase in marketing alongside cloud and AI spend in support of growth initiatives.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue.  Share price movements this quarter resulted in Social Charges on share-based compensation coming in €9 million below forecast at €1 million in current period Operating Expenses.  Prior year period Operating Expenses included €115 million in Social Charges.  Operating Expenses  Y/Y trend led by marketing and cloud spend  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record Q2 performance aids balance sheet strength  Free Cash Flow* was €797 million in Q2, a record high Q2 as a result of higher Net Income adjusted for non-cash items, partially offset by movements in net working capital. Capital expenditures increased €11 million Y/Y to €21 million.  In Q2, trailing 12 month Free Cash Flow expanded to €3.3 billion. On a cumulative basis, we have generated €8.8 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €9.4 billion in cash and cash equivalents, restricted cash and short term investments balance.  We have repurchased $662 million in shares year-to-date through August 3rd, representing a 30% increase over 2025 levels. In aggregate, we have bought back nearly 2.2 million shares since we resumed repurchase activity in 2025, or approximately 1% of shares outstanding.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Cume represents cumulative performance since the beginning of 2016.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 MAUS  & SUBSCRIBERS

 Growth was driven by Q/Q gains in Rest of World, Europe, North America and Latin America  Monthly Active Users (MAUs)  Total MAUs grew 12% Y/Y to 777 million, up from 761 million last quarter and 1 million below our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions  433M  551M  626M  696M  777M

 Our Premium Subscribers grew 9% Y/Y to 300 million, up from 293 million last quarter and 1 million above our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions  Growth was driven by Q/Q gains in Europe, Rest of World, Latin America and North America  Strong global promotional campaign intake  Premium Subscribers  188M  220M  246M  276M  300M

 PRODUCT  & PLATFORM

 Powering the next generation of music fandom, listening and discovery  Reserved launched in the U.S., giving artists' most dedicated fans early access to concert tickets. Since launching with Live Nation, nearly 100,000 tickets have been reserved through Spotify across multiple tours.  Expanded DJ to four new languages - French, German, Italian and Brazilian Portuguese. Since its 2023 launch, DJ has delivered a more personalized listening experience to nearly 100 million Premium users, combining tailored music recommendations with AI-generated commentary to drive discovery and deeper artist engagement.  Unveiled a special in-app experience to celebrate Spotify's 20th anniversary, giving users a nostalgic look back at their listening journey - including their first day on Spotify, first streamed song, top artist, a playlist of their  all-time top songs and more. In its first six days, nearly 100 million users engaged with the experience, helping drive Spotify's biggest single day of subscriber intake ever.

Deepening podcast and audiobook engagement through new formats and tiers


Small Town
Rolling Stone
The Unsolved Case of the Most Mysterious Song on the Internet
GQ
Into the Storm: The True Story of a Harrowing Ocean Rescue
The Atlantic
What If Friendship, Not Marriage, Was at the Center of Life?
VOGUE
Call of the Wild-ish
Pitchfork


New, higher-hour tiers
ALICE FEENEY
HIS & HERS
His and Hers
Family & Student plans


Blend
Combine your friends' tastes into a playlist
Prompted playlist
Beta
Generate a playlist that curates and updates
Jam
Listen together from anywhere
Personal Podcast
Beta
Generate a daily brief or episode on any topic
Home
Search
Your Library

Launched Narrated Articles, bringing hundreds of narrated long-form magazine stories from publishers including Rolling Stone, The Atlantic, Vogue, Variety, Billboard and Wired to markets where audiobooks are available. Articles are included within Premium users' monthly audiobooks allowance.

Announced the expansion of Audiobooks+ with new add-on tiers launching soon, giving our most engaged listeners greater flexibility through higher-hour plans. Also this summer, Prompted Playlist will expand to audiobooks, making audiobook discovery even more personalized. Later this year, Audiobooks+ Family and Student plans will extend the experience to the entire household.

Introduced Personal Podcasts, a tool that allows listeners to generate and schedule AI-powered audio episodes tailored to their interests and listening habits. We also introduced Studio by Spotify Labs, a standalone desktop app that uses your web browser and connected apps to create personalized audio experiences.

Spotify

 OUTLOOK

 Outlook for Q3’26  The following forward-looking statements reflect Spotify’s expectations for Q3 2026 as of August 4, 2026 and are subject to substantial uncertainty.  Total MAUs  788 million  Implies the addition of approximately 11 million net new MAUs in the quarter  Total Premium Subscribers  305 million  Implies the addition of approximately 5 million net new subscribers in the quarter  Total Revenue  €5.0 billion  Assumes ~200 bps tailwind to growth Y/Y (vs. ~70 bps headwind in Q1) due to foreign exchange rate movements; based on currency rates as of Q2 close (e.g. USD:Euro of 0.8756 as of June 30, 2026)  Gross Margin  32.9%  Primarily driven by Y/Y favorability within the Premium and Ad-Supported segments  Operating Income  €670 million  Incorporates €9 million in Social Charges based on a Q2 close share price of $459.13

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Alex Norström and Gustav Söderström, our Co-Chief Executive Officers, and Christian Luiga, our Chief Financial Officer will be on hand to answer questions. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ226. Participants also may join using the listen-only conference line by registering through the following site: https://app.webinar.net/24zaxYZl1G3.  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating Income excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating Income, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to provide personalized content that our users enjoy; our ability to sustain our revenue growth rate; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast, optimize, or sell advertising inventory amid evolving industry trends in digital advertising; our ability to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and audiovisual works and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, use of artificial intelligence, and third parties’ intentional misuse of our products and services; our ability to maintain, protect, and enhance our brand; our ability to meet evolving stakeholder expectations relating to environmental, social, and governance matters; payment  acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to  currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 10, 2026, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  June 30, 2026  March 31, 2026  June 30, 2025  Revenue  4,777  4,533  4,193  Cost of revenue  3,181  3,038  2,873  Gross profit  1,596  1,495  1,320  Research and development  403  331  415  Sales and marketing  390  342  364  General and administrative  148  107  135  941  780  914  Operating income  655  715  406  Finance income  86  248  89  Finance costs  (21)  (26)  (447)  Finance income/(costs) - net  65  222  (358)  Income before tax  720  937  48  Income tax expense  175  216  134  Net income/(loss) attributable to owners of the parent  545  721  (86)  Earnings/(loss) per share attributable to owners of the parent  Basic  2.65  3.50  (0.42)  Diluted  2.61  3.45  (0.42)  Weighted-average ordinary shares outstanding  Basic  205,788,241  205,716,853  205,426,999  Diluted  208,858,469  209,280,449  205,426,999

 June 30, 2026  December 31, 2025  Assets  Non-current assets  Lease right-of-use assets  225  234  Property and equipment  193  188  Goodwill  1,110  1,083  Intangible assets  36  41  Long term investments  1,118  2,181  Restricted cash and other non-current assets  56  61  Finance lease receivables  71  69  Deferred tax assets  563  662  3,372  4,519  Current assets  Trade and other receivables  780  802  Income tax receivable  92  116  Short term investments  3,450  4,209  Cash and cash equivalents  5,938  5,258  Other current assets  116  111  10,376  10,496  Total assets   13,748  15,015  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,624  6,496  Treasury shares  (1,248)  (701)  Other reserves  2,588  3,366  Retained earnings/(accumulated deficit)  421  (832)  Equity attributable to owners of the parent  8,385  8,329  Non-current liabilities  Lease liabilities  404  433  Accrued expenses and other liabilities  2  2  Provisions  13  3  Deferred tax liabilities  30  163   449  601  Current liabilities  Trade and other payables  1,325  1,194  Income tax payable  171  72  Deferred revenue  778  711  Accrued expenses and other liabilities  2,573  2,589  Exchangeable Notes  —  1,458  Provisions  45  51  Derivative liabilities  22  10  4,914  6,085  Total liabilities  5,363  6,686  Total equity and liabilities   13,748  15,015  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 June 30, 2026  March 31, 2026  June 30, 2025  Operating activities  Net income/(loss)  545  721  (86)  Adjustments to reconcile net income/(loss) to net cash flows  Depreciation of property and equipment and lease right-of-use assets  24  20  20  Amortization of intangible assets  5  6  6  Impairment charge on real estate assets  —  4  1  Share-based compensation expense  86  56  73  Finance income  (86)  (248)  (89)  Finance costs  21  26  447  Income tax expense  175  216  134  Other  1  (2)  8  Changes in working capital:  (Increase)/decrease in trade receivables and other assets  (80)  91  (19)  Increase/(decrease) in trade and other liabilities  150  (94)  201  Increase in deferred revenue  25  35  12  (Decrease)/increase in provisions  (6)  (3)  8  Interest paid  (7)  (8)  (6)  Interest received  48  52  57  Income tax paid  (85)  (36)  (58)  Net cash flows from operating activities  816  836  709  Investing activities  Payment of deferred consideration pertaining to business combinations  —  —  (2)  Purchases of property and equipment  (20)  (5)  (10)  Purchases of short term investments  (7,301)  (6,740)  (4,643)  Sales and maturities of short term investments  7,351  7,484  4,228  Change in restricted cash  2  1  1  Dividends received  29  —  22  Other  1  (8)  —  Net cash flows from/(used in) investing activities  62  732  (404)  Financing activities  Proceeds from exercise of stock options  64  64  92  Repurchases of ordinary shares  (232)  (306)  —  Payments of lease liabilities  (16)  (20)  (22)  Repayment of Exchangeable Notes  —  (1,304)  —  Payments for employee taxes withheld from restricted stock unit releases  (34)  (45)  (59)  Net cash flows (used in)/from financing activities  (218)  (1,611)  11  Net increase/(decrease) in cash and cash equivalents  660  (43)  316  Cash and cash equivalents at beginning of the period  5,255  5,258  5,019  Net foreign exchange gains/(losses) on cash and cash equivalents  23  40  (174)  Cash and cash equivalents at period end   5,938   5,255  5,161  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 Diluted earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  545  721  (86)  Net earnings/(loss) used in the computation of diluted earnings/(loss) per share  545  721  (86)  Shares used in computation:  Weighted-average ordinary shares outstanding  205,788,241  205,716,853  205,426,999  Stock options  2,396,155  2,772,641  —  Restricted stock units  674,073  787,102  —  Other contingently issuable shares  —  3,853  —  Diluted weighted-average ordinary shares  208,858,469  209,280,449  205,426,999  Diluted earnings/(loss) per share attributable to owners of the parent   2.61   3.45  (0.42)  June 30, 2026  March 31, 2026  June 30, 2025  Basic earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  545  721  (86)  Shares used in computation:  Weighted-average ordinary shares outstanding  205,788,241  205,716,853  205,426,999  Basic earnings/(loss) per share attributable to owners of the parent   2.65   3.50   (0.42)  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings/(loss) per share

 Three months ended  June 30, 2026  June 30, 2025  IFRS Revenue  4,777  4,193  Foreign exchange effect on 2026 revenue using 2025 rates  30  Revenue excluding foreign exchange effect  4,807  IFRS Revenue year-over-year change %  14 %  Revenue excluding foreign exchange effect year-over-year change %  15 %  IFRS Premium revenue  4,331  3,753  Foreign exchange effect on 2026 Premium revenue using 2025 rates  22  Premium revenue excluding foreign exchange effect  4,353  IFRS Premium revenue year-over-year change %  15 %  Premium revenue excluding foreign exchange effect year-over-year change %  16 %  IFRS Ad-Supported revenue  446  440  Foreign exchange effect on 2026 Ad-Supported revenue using 2025 rates  8  Ad-Supported revenue excluding foreign exchange effect  454  IFRS Ad-Supported revenue year-over-year change %  1 %  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  3 %  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  June 30, 2026  June 30, 2025  IFRS Revenue  4,777  4,193  IFRS Cost of revenue  3,181  2,873  IFRS Gross profit  1,596  1,320  Foreign exchange effect on 2026 gross profit using 2025 rates  6  Gross profit excluding foreign exchange effect  1,602  IFRS Gross profit year-over-year change %  21 %  Gross profit excluding foreign exchange effect year-over-year change %  21%

 Operating expense on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months  ended  June 30, 2026  June 30, 2025  IFRS Operating expense  941  914  Foreign exchange effect on 2026 operating expense using 2025 rates  14  Operating expense excluding foreign exchange effect  955  IFRS Operating expense year-over-year change %  3 %  Operating expense excluding foreign exchange effect year-over-year change %  4 %  Three months  ended  June 30, 2026  June 30, 2025  IFRS Research and development expense  403  415  Foreign exchange effect on 2026 expense using 2025 rates  6  Research and development expense excluding foreign exchange effect  409  IFRS Research and development expense year-over-year change %  (3)%  Research and development expense excluding foreign exchange effect year-over-year change %  (1)%  Three months  ended  June 30, 2026  June 30, 2025  IFRS Sales and marketing expense  390  364  Foreign exchange effect on 2026 expense using 2025 rates  6  Sales and marketing expense excluding foreign exchange effect  396  IFRS Sales and marketing expense year-over-year change %  7 %  Sales and marketing expense excluding foreign exchange effect year-over-year change %  9 %  Three months  ended  June 30, 2026  June 30, 2025  IFRS General and administrative expense  148  135  Foreign exchange effect on 2026 expense using 2025 rates  2  General and administrative expense excluding foreign exchange effect  150  IFRS General and administrative expense year-over-year change %  10 %  General and administrative expense excluding foreign exchange effect year-over-year change %  11 %  Reconciliation of IFRS to non-IFRS results

 Reconciliation of IFRS to non-IFRS results  Operating income on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  June 30, 2026  June 30, 2025  IFRS Operating income  655  406  Foreign exchange effect on 2026 operating income using 2025 rates  (8)  Operating income excluding foreign exchange effect  647  IFRS Operating income year-over-year change %  61 %  Operating income excluding foreign exchange effect year-over-year change %  59%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Net cash flows from/(used in) operating activities	(70)	59	13	211	397	211	492	715	883	539	709	829	856	836	816
Capital expenditures	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)	(10)	(23)	(22)	(13)	(21)
Change in restricted cash	2	—	(2)	6	—	1	—	—	—	1	1	—	—	1	2
Free Cash Flow	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**	**534**	**700**	**806**	**834**	**824**	**797**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Net cash flows from operating activities	213	680	832	1,311	1,815	2,301	2,629	2,846	2,960	2,933	3,230	3,337
Capital expenditures	(10)	(6)	(9)	(9)	(12)	(17)	(18)	(26)	(45)	(61)	(68)	(79)
Change in restricted cash	6	4	5	7	1	1	1	2	2	2	2	3
Free Cash Flow	**209**	**678**	**828**	**1,309**	**1,804**	**2,285**	**2,612**	**2,822**	**2,917**	**2,874**	**3,164**	**3,261**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended									
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Net cash flows from operating activities	101	179	344	573	259	361	46	680	2,301	2,933
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)	(61)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4	1	2
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**	**2,874**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges on share-based compensation, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q2 close, our stock price was $459.13. In Q2, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €21M impact on Social Charges.